モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）

# MORRISON & FOERSTER LLP
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(REGISTERED ASSOCIATED OFFICES)

SAN FRANCISCO
LOS ANGELES
DENVER
PALO ALTO
WALNUT CREEK
SACRAMENTO
CENTURY CITY
ORANGE COUNTY
SAN DIEGO

NEW YORK
WASHINGTON, D.C.
[redacted]HERN VIRGINIA
ON
LS
KONG
APORE
TOKYO

02034404

May 24, 2002

Writer's Direct Dial Number
+81-3-3214-6522

RECD S.E.C.
MAY 2 4 2002
1086

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

P

SUPPL

Attention: Mr. Paul Dudek

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

<u>Press Release dated May 24, 2002 regarding Proposed Change in Senior Management (the "Press Release")</u>. The Press Release is the English version of a press release that the Company filed with the Tokyo Stock Exchange on May 24, 2002 regarding proposed change in senior management of the Company.

dlw 5/29

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-90370

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6522, fax: (81) 3-3214-6512).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger making this delivery.

Very truly yours,

Yukitoshi Uwatoko /TBL

Yukitoshi Uwatoko

Enclosure

cc: Ms. Shimazu
Mr. Kitazume
Mr. Akatsu
Chuck Comey, Esq.
Samoa Watanabe, Esq.

(TRANSLATION)

May 24, 2002

To Whom It May Concern

Company Name:
Fujitsu Support and Service Inc.
Representative:
Tatsuhiko Ohtaki,
President
(Stock Registration Number: 4706
Stock Listing: Tokyo Stock Exchange,
First Section )
Contact:
Kazuyuki Nishikawa
General Manager, Corporate Planning Office
(Telephone: 03-5471-4700)

Notification of Proposed Change in Senior Management

We are pleased to announce that, in addition to the proposed changes in the senior management announced on March 8, 2002, the following change in the senior management has been resolved at the meeting of the Board of Directors held today and that this matter will be brought before the 14th Annual Meeting of Shareholders to be held on June 27, 2002.

1. Additional Nominee for New Corporate Auditor

| | | |
|---|---|---|
| Outside Corporate Auditor | Yoshihisa Nagano | (currently Group Executive Vice President, System Support Group, Fujitsu Limited) |

<u>Brief Outline of Career of Additional Nominee for New Corporate Auditor</u>

| | |
|---|---|
| Date of Birth: | May 29, 1947 |
| Education: | March 1971: Graduated from Hitotsubashi University, Faculty of Commerce and Management |

Professional Experience:

| | |
|---|---|
| April 1971 | Join Fujitsu Limited |
| December 1996 | General Manager, Total Support Center, Software & Services Business Promotion Group, Fujitsu Limited |
| June 1998 | Group Senior Vice President, Outsourcing Business Group, Fujitsu Limited |

| | |
|---|---|
| June 1999 | Group Senior Vice President, Network Services Group, Fujitsu Limited |
| February 2000 | Group Senior Vice President, System Support Group, Fujitsu Limited |
| April 2001 | Group Executive Vice President, System Support Group, Fujitsu Limited (to present) |

2. Additional Retiring Corporate Auditor

| | | |
|---|---|---|
| Outside Corporate Auditor | Hiroaki Kurokawa | (currently Senior Vice President, and Group President, Network Services Group, and Group President, System Support Group, Fujitsu Limited) |

(TRANSLATION)

May 24, 2002

To Whom It May Concern

Company Name:
Fujitsu Support and Service Inc.
Representative:
Tatsuhiko Ohtaki,
President
(Stock Registration Number: 4706
Stock Listing: Tokyo Stock Exchange,
First Section )
Contact:
Kazuyuki Nishikawa
General Manager, Corporate Planning Office
(Telephone: 03-5471-4700)

Notification of Proposed Change in Senior Management

We are pleased to announce that, in addition to the proposed changes in the senior management announced on March 8, 2002, the following change in the senior management has been resolved at the meeting of the Board of Directors held today and that this matter will be brought before the 14th Annual Meeting of Shareholders to be held on June 27, 2002.

1. Additional Nominee for New Corporate Auditor

| | | |
|---|---|---|
| Outside Corporate Auditor | Yoshihisa Nagano | (currently Group Executive Vice President, System Support Group, Fujitsu Limited) |

Brief Outline of Career of Additional Nominee for New Corporate Auditor

| | |
|---|---|
| Date of Birth: | May 29, 1947 |
| Education: | March 1971: Graduated from Hitotsubashi University, Faculty of Commerce and Management |

Professional Experience:

| | |
|---|---|
| April 1971 | Join Fujitsu Limited |
| December 1996 | General Manager, Total Support Center, Software & Services Business Promotion Group, Fujitsu Limited |
| June 1998 | Group Senior Vice President, Outsourcing Business Group, Fujitsu Limited |

| | |
|---|---|
| June 1999 | Group Senior Vice President, Network Services Group, Fujitsu Limited |
| February 2000 | Group Senior Vice President, System Support Group, Fujitsu Limited |
| April 2001 | Group Executive Vice President, System Support Group, Fujitsu Limited (to present) |

2. Additional Retiring Corporate Auditor

| | | |
|---|---|---|
| Outside Corporate Auditor | Hiroaki Kurokawa | (currently Senior Vice President, and Group President, Network Services Group, and Group President, System Support Group, Fujitsu Limited) |

(TRANSLATION)

May 24, 2002

To Whom It May Concern

Company Name:
Fujitsu Support and Service Inc.
Representative:
Tatsuhiko Ohtaki,
President
(Stock Registration Number: 4706
Stock Listing: Tokyo Stock Exchange,
First Section )
Contact:
Kazuyuki Nishikawa
General Manager, Corporate Planning Office
(Telephone: 03-5471-4700)

Notification of Proposed Change in Senior Management

We are pleased to announce that, in addition to the proposed changes in the senior management announced on March 8, 2002, the following change in the senior management has been resolved at the meeting of the Board of Directors held today and that this matter will be brought before the 14th Annual Meeting of Shareholders to be held on June 27, 2002.

1. Additional Nominee for New Corporate Auditor

| | | |
|---|---|---|
| Outside Corporate Auditor | Yoshihisa Nagano | (currently Group Executive Vice President, System Support Group, Fujitsu Limited) |

<u>Brief Outline of Career of Additional Nominee for New Corporate Auditor</u>

| | |
|---|---|
| Date of Birth: | May 29, 1947 |
| Education: | March 1971: Graduated from Hitotsubashi University, Faculty of Commerce and Management |

Professional Experience:

| | |
|---|---|
| April 1971 | Join Fujitsu Limited |
| December 1996 | General Manager, Total Support Center, Software & Services Business Promotion Group, Fujitsu Limited |
| June 1998 | Group Senior Vice President, Outsourcing Business Group, Fujitsu Limited |

| | |
|---|---|
| June 1999 | Group Senior Vice President, Network Services Group, Fujitsu Limited |
| February 2000 | Group Senior Vice President, System Support Group, Fujitsu Limited |
| April 2001 | Group Executive Vice President, System Support Group, Fujitsu Limited (to present) |

2. Additional Retiring Corporate Auditor

| | | |
|---|---|---|
| Outside Corporate Auditor | Hiroaki Kurokawa | (currently Senior Vice President, and Group President, Network Services Group, and Group President, System Support Group, Fujitsu Limited) |